




# VALLEY FORGE SCIENTIFIC CORP

## 2003 ANNUAL REPORT

## Building on our DualWave™ technology [illegible] to expand the market for our bipolar generator [illegible] disposable instrumentation in other clinical [illegible] markets that have a need for bipolar [illegible]



COAGULATION WAVE
CUTTING WAVE


Our Bipolar system is a highly sophisticated computer, creating two solid state, digitally controlled waveforms, called DualWave™ technology. The wave form parameters of our DualWave™ technology are separated, and specifically programmed for cutting and coagulation.

Our Coagulation Waveform is unique in that it is totally non-rhythmic. The timing of the electrical bursts within the waveform are randomly spaced, and the waveform itself is random in timing so that it is truly aperiodic. The aperiocity of the waveform eliminates molecular resonance, rendering the coagulation waveform unable to cut, for exceptional safety.

The Bipolar Cutting System is designed on a fully isolated, true bipolar system where cutting is provided by molecular resonance from the sine wave. Our bipolar cutting divides tissue by breaking the molecular bond. The result is a significantly safer procedure than other electrosurgical generators that cut by an advancing spark, which produces both excessive heat and current spread.

## SELECTED FINANCIAL DATA

| Fiscal year ended Sept. 30, | 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|
| Net Sales | $4,474,308 | $5,021,931 | $5,263,485 | $4,397,939 | [illegible] |
| Operating Income (Loss) | 155,427 | 632,000 | 485,746 | (110,817) | [illegible] |
| Net Income (Loss) | 108,925 | 380,527 | 330,221 | (545,312) | [illegible] |
| Basic Earnings per share (Loss) | 0.01 | 0.05 | 0.04 | (0.01) | [illegible] |
| Fully Diluted Earnings (Loss) per share | 0.01 | 0.05 | 0.04 | (0.01) | [illegible] |

## BALANCE SHEET DATA

| Sept. 30, | 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|
| Current Assets | $3,777,456 | $3,981,746 | [illegible] | [illegible] | [illegible] |
| Total Assets | 4,374,413 | 4,570,035 | 4,171,214 | 3,852,079 | 4,034,443 |
| Current Liabilities | 216,457 | [illegible] | [illegible] | [illegible] | [illegible] |
| Long Term Liabilities | 19,950 | [illegible] | [illegible] | [illegible] | [illegible] |
| Retained Earnings (Deficit) | 609,476 | [illegible] | [illegible] | [illegible] | [illegible] |
| Stockholders' Equity | $4,138,006 | [illegible] | [illegible] | [illegible] | [illegible] |


POTENTIAL
MARKETS
DENTAL
MARKET
NEUROSURGERY
MARKET
152,000 dentist, periodontists
& oral surgeons in the United States*
15,000
neuro
& neuro-
spinal
surgeons
worldwide*



IN 2003, we made important strides in developing the next generation of bipolar neurosurgical products and made substantial progress in developing the sales network for our Bident® bipolar dental products. As we prepared for the future, our sales in 2003 were impacted; however, we feel that the efforts we have taken in fiscal 2003 will set the stage for increased sales in 2004 and beyond to the estimated 15,000 neuro and neuro-spinal surgeons worldwide and the estimated 152,000 dentist, periodontists and oral surgeons in the United States.

During the 2003 fiscal year, our net sales totaled $4,474,308, a decrease from sales of $5,021,931 in fiscal 2002. Much of this decrease reflected reduced sales of our Bident® Bipolar Tissue Management System as we developed and refined our direct selling network to dental distributors, which we commenced in the second quarter of fiscal 2003. Sales were also impacted by an approximate 5% reduction in sales of our neurosurgical products to Codman & Shurtleff, Inc., principally in anticipation of the release of the next generation of neurosurgical generator, irrigator and instrumentation in 2004.

As we took these strides in fiscal 2003, our research and development activities were greatly expanded and expenses increased to $489,930—approximately 36% greater than R & D expenses of $360,111 in the 2002 fiscal year—and our selling general and administrative costs increased to 34% of sales—from 31% of sales in fiscal 2002—as we expanded our presence in the dental field. This combined with the lower sales level, resulted in net income for the year of $108,925, or $0.01 per basic and diluted share, as compared to net income of $380,528, or $0.05 per basic and diluted share, in fiscal 2002.

As we felt our stock price was at low levels in fiscal 2003, we repurchased and retired 127,600 shares at cost of $173,316 pursuant to our stock repurchase plan, which was approved by our Board of Directors in August 2002. To date, under this plan, we have repurchased 154,100 shares of our common stock, leaving a balance of 45,900 shares that are available for repurchase in the future under the plan. Our cash position remains strong, as we had $2,305,556 in cash and cash equivalents at the end of the 2003 fiscal year. > > >

*Estimated

We continue to research market potential & product refinement opportunities for additional clinical applications for our DualWave™ technology.


VISION FOR THE FUTURE

**Neurosurgery.** During the year, we completed the development of our new digitally controlled irrigation system—to be called the "Malis® 1000"—and anticipate having the next generation neurosurgical generator and disposable instrumentation ready for introduction into the market in the first six months of calendar 2004. The new irrigation system was recently shown by Codman & Shurtleff, Inc. at the October 2003 meeting of the American Association of Neurosurgical Surgeons and we recently commenced sales of these units to Codman & Shurtleff, Inc. As these new products are introduced into the market, the sales volume of our neurosurgery products are expected to increase in fiscal 2004 and beyond. We recently extended the term of our distribution agreement with Codman & Shurtleff, Inc. from December 31, 2003 to March 31, 2004, under the same terms of our existing distribution agreement, to provide more time to continue discussions with Codman & Shurtleff, Inc. on the terms of a new distribution agreement for our existing products as well as the next generation of neurosurgical products and disposable instrumentation.

**Dental Market.** Now that we have laid the groundwork for our direct sales to dental product distributors, we expect to see better sales results in 2004 as the leads we have been receiving start to turn into sales. In fiscal 2003, we completed a major portion of the training of the sales representatives of our three largest dental product distributors, and in 2004 we will continue this training with our new dental product manager, who was hired in the fourth quarter of fiscal 2003. We will also continue to provide marketing support to the dental product distributors through advertisements in leading dental magazines, informational CD-ROMS, and active participation in conferences and trade shows. As an example of our recent marketing efforts, at the New York dental conference held from November 29 to December 3, 2003, we held numerous demonstrations of our dental products for both dentists and dental product distributors. In addition, the New York Dental Society sponsored a hands-on course on Bident® bipolar surgery given by a nationally known dentist, who has written extensively on our Bident® system.

**New Products.** Building on our DualWave™ technology and its use in neurosurgery, our strategy is to expand the market for our bipolar generators and disposable instrumentation in other clinical and surgical markets that have a need for bipolar electrosurgery. We continue to research market potential and product refinement



**Our new digitally controlled irrigation system—the "Malis® 1000"—was recently shown by Codman & Shurtleff, Inc. at the October 2003 meeting of the American Association of Neurosurgical Surgeons**

**We are aggressively showing our products and engaging in interactive demonstrations at conferences and tradeshows for both neurosurgeons and dentists. Listed below are some of the conferences and tradeshows, which we will be attending in 2004.**



opportunities for additional clinical applications for this technology. In fiscal 2003, we devoted considerable resources to the development of a new generator and instrumentation based on our DualWave™ technology in connection with a development agreement we entered into with Stryker Corporation for a product outside of the neurosurgery and dental markets.

We look to fiscal 2004 as a year to expand our presence in the neurosurgery and dental markets and expand into other markets. We look forward to serving our stockholders by reaching these goals, and as always, thank you for your continued support of our efforts and vision.

Sincerely,

Jerry L. Malis
*Chairman, Chief Executive Officer and President*

*The discussions in this Annual Report include certain forward looking statements. As such, actual results may vary materially from expectations expressed. Please refer to the "Forward Looking Statements" and the "Additional Cautionary Statements" paragraphs of the Management's Discussion and Analysis and Results of Operation section of this Annual Report for a discussion of the meaningful factors that may affect realization of such expectations.*

## Dental Conferences and Tradeshows

| Date | Name | Location |
|---|---|---|
| 1/29/04 – 1/31/04 | Yankee Dental Congress | Boston, MA |
| 2/20/04 – 2/22/04 | Chicago Midwinter Dental | Chicago, IL |
| 3/18/04 – 3/20/04 | Thomas Hinman Dental Meeting | Atlanta, GA |
| 4/16/04 – 4/18/04 | California Dental Association | Anaheim, CA |
| 9/30/04 – 10/03/04 | American Dental Association | Orlando, FL |
| 11/11/04 – 11/13/04 | Richard's Report Dental Conference | Las Vegas, NV |
| 11/26/04 – 12/1/04 | Greater New York Dental Meeting | New York, NY |

## Neurosurgical Conferences

| Date | Name | Location |
|---|---|---|
| April 2004 | American Association of Neurological Surgeons | Orlando, FL |
| October 2004 | Congress of Neurological Surgeons | San Francisco, CA |

THE following is a discussion and analysis of Valley Forge Scientific Corp.'s financial condition and results of operations for the fiscal years ended September 30, 2003, 2002 and 2001. This section should be read in conjunction with the financial statements and related notes thereto appearing elsewhere in this Annual Report.

**Cautionary Note Regarding Forward Looking Statements**

This Annual Report and the Management's Discussion and Analysis of Financial Condition and Results of Operations contains, in addition to historic information, "forward looking" statements or statements which arguably imply or suggest certain things about our future. Statements which express that we "believe", "anticipate", "expect", or "plan to" as well as other statements which are not historical fact, are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements include, but are not limited to statements about: any competitive advantage we may have as a result of our installed base of electrosurgical generators in the neurosurgery market; our belief that our products exceed industry standards or favorably compete with other companies' new technological advancements; the future success of our products and disposable instrumentation in the neurosurgery and dental markets; and our ability, along with the third parties with whom we contract, to distribute and sell our products

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

both in and outside of the neurosurgery market, and the continued acceptance of our products in the neurosurgery market and the acceptance of our products in the dental market and outside of the neurosurgery market. These statements are based on assumptions that we believe are reasonable, but a number of factors could cause our actual results to differ materially from those expressed or implied by these statements. We do not intend to update these forward looking statements after the date of this report. You are advised to review the "Additional Cautionary Statements" section below for more information about risks and uncertainties that could affect the financial results of Valley Forge Scientific Corp.

**Overview**

We design, develop, manufacture and sell medical and dental devices. Our core business is in our bipolar electrosurgical generators and related instrumentation, based on our DualWave™ technology. Our bipolar systems allow a surgeon or dentist to cut tissue in a manner that minimizes collateral damage to surrounding healthy tissue and to coagulate blood vessels quickly, safely and efficiently. By substantially reducing damage to surrounding healthy tissue, the surgeon or dentist can work safely in close proximity with nerves, blood vessels, bone and metal implants. Our bipolar systems are designed to replace other surgical tools, such as monopolar electrosurgery systems, lasers and conventional instruments, used in soft tissue surgery.

Our DualWave™ technology is applicable to many surgical markets. Our bipolar systems are currently used to perform many types of neurosurgery, spine surgery and dental surgery. We have had worldwide exclusive distribution agreements with Codman & Shurtleff, Inc., a subsidiary of Johnson & Johnson, Inc., to market our neurosurgery bipolar systems since 1983. The term for our current distribution agreement with Codman & Shurtleff, Inc. was recently extended from December 31, 2003 to March 31, 2004 to allow the parties time to continue to discuss the terms of a new distribution agreement.

Historically, we have derived a significant portion of our sales from our neurosurgery bipolar system. Sales revenue from our Bident® Bipolar Tissue Management System for dental applications commenced in the 2000 fiscal year. Our current strategy is to increase sales of our Bident® Bipolar Tissue Management System by selling it directly to an expanded base of national dental product dealers, expand the offerings of products in the field of neurosurgery and broaden the market for our products in other clinical and surgical markets that have a need for bipolar electrosurgery. Our strategy also includes using our DualWave™ technology and sales of our bipolar generators to drive sales of complementary disposable hand-held instruments and products.

**Critical Accounting Policies and Estimates**

The following "Management's Discussion and Analysis of Financial Condition and Results of Operations", as well as disclosures included elsewhere in this Annual Report, are based upon our audited consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingencies. On an on-going basis, we evaluate the estimates used, including those related to product returns, bad debts, inventory valuation, impairments of tangible and intangible assets, income taxes, warranty obligations, other accruals, contingencies and litigation. We base our estimates on historical experience, current conditions and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources as well as identifying and assessing our accounting treatment with respect to commitments and contingencies. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies involve more significant judgments and estimates used in the preparation of the consolidated financial statements.

We maintain an allowance for doubtful accounts for estimated losses resulting from the potential inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

We provide for the estimated cost of product returns based upon historical experience and any known conditions or circumstances. Our warranty obligation is affected primarily by product that does not meet specifications and performance requirements within the applicable warranty period and any related costs of addressing such matters. Should actual incidences of product not meeting specifications and performance requirements differ from our estimates, revisions to the estimated warranty liability may be required.

We value inventory at the lower of cost or market and write down the value of inventory for estimated obsolescence or unmarketable inventory. An inventory reserve is maintained based upon historical data of actual inventory written off and for known conditions and circumstances. Should actual product marketability be affected by conditions that are different from those projected by management, revisions to the estimated inventory reserve may be required.

Our deferred tax assets and liabilities are determined based on the differences between the financial statement and tax based assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance at the time that a determination can be made that it is more likely than not that a portion or all of the related tax assets will not be realized.

In accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure – An Amendment of FASB Statement No. 123" ("SFAS 148"), we have elected to account for stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations.

## RESULTS OF OPERATIONS

### Summary

Sales of $4,474,308, for fiscal 2003 were 11% less than sales of $5,021,931 for fiscal 2002 and 15% less than sales of $5,263,485 for fiscal 2001. Operating income was $155,427 in fiscal 2003 as compared to $632,000 in fiscal 2002 and $485,746 in fiscal 2001. Net income for fiscal 2003 was $108,925 as compared to $380,527 for fiscal 2002 and $330,221 for fiscal 2001.

### Revenues

Sales of $4,474,308 in fiscal 2003 reflect a decrease in sales volume to Codman & Shurtleff, Inc., the distributor of our products in the neurosurgery market, and a decrease in sales of our Bident® dental products. In fiscal 2003, Codman & Shurtleff, Inc. accounted for 95% of our sales, as compared to 90% of sales for fiscal 2002 and 79% of our sales for fiscal 2001. Sales of the Bident® Bipolar Tissue Management System for dental applications were 4% of total sales for fiscal 2003 as compared to 7% of sales for fiscal 2002 and 19% of our sales for fiscal 2001.

Sales of our neurosurgical products to Codman & Shurtleff, Inc. decreased by $284,090 in fiscal 2003. This was primarily due to reduced sales of generators in anticipation of the release of a new neurosurgical generator and instrumentation in 2004. Sales volume of our disposable cord/tubing sets in fiscal 2003 increased compared to sales volume in fiscal 2002. We recently extended the term of our distribution agreement with Codman & Shurtleff, Inc. from December 31, 2003 to March 31, 2004 under the same terms as are currently in place in order to provide more time to continue discussions on the terms of a new distribution agreement for both our existing products and other products and disposable instruments, which are or will be ready for introduction into the market. In addition to the new irrigation unit and related disposable tubing sets, which began production after the end of the 2003 fiscal year, we anticipate completing a new neurosurgical generator and disposable instrumentation in the first six months of calendar 2004.

In the second quarter of fiscal 2003, we implemented a new marketing plan for our Bident® Bipolar Tissue Management System for dental applications focusing on direct marketing and sales to national dental product dealers. These dental product dealers then sell our products to dentists, oral surgeons and periodontists. During the 2003 fiscal year, our marketing efforts included demonstrating our dental products at numerous dental trade shows, sponsoring training seminars and advertising our dental products in leading trade journals. In addition, with a new dental product manager, which we hired in the fourth quarter of fiscal 2003, we are expanding our marketing efforts with the key dental product distributors. In the first quarter of 2004 and beyond, we anticipate seeing a greater contribution from the sales of our dental products as the leads we are receiving turn to sales.

In fiscal 2003, 51% of our sales related to sales of bipolar electrosurgical generators, irrigators and accessories as compared to approximately 59% and 57% of our sales in fiscal 2002 and 2001, respectively. Sales of disposable products accounted for approximately $1,934,400, or 43% of our sales, in fiscal 2003 as compared to approximately $1,699,000, or 33% of our sales, in fiscal 2002 and approximately $1,999,000, or 38% of our sales, in fiscal 2001. The increased sales levels of disposable products reflect increased sales of neurosurgery disposable tubing sets.

### Cost of Product Sales

Cost of sales for fiscal 2003 was $2,264,902, or 51% of sales, compared with $2,463,209, or 49% of sales, for fiscal 2002. During fiscal 2001, cost of sales was $2,692,036, or 51% of sales. Gross margin was 49% for fiscal 2003 as compared to 51% for fiscal 2002 and 49% for fiscal 2001.

The decrease in gross margin as a percentage of sales is primarily attributable to decreased sales volume and an increase in our inventory obsolescence provisions. We cannot be sure that gross margins will remain at current levels or show improvement in the future due to the distribution channels used, product mix, and fluctuation in manufacturing production levels and overhead costs as new products are introduced. In addition, inefficiencies in manufacturing new products and the distribution channels utilized to sell those products may adversely impact gross margin.

### Operating Expenses

Selling, general and administrative expenses increased slightly to $1,523,751, or 34% of sales, in fiscal 2003, from $1,503,001, or 30% of sales, in fiscal 2002, and from $1,652,289, or 31% of sales, in fiscal 2001. Selling, general and administrative expenses reflect increased selling and marketing expenses incurred in connection with implementing the sales and marketing plan, which we commenced in fiscal 2003, for the Bident® Bipolar Tissue Management System.

Research and development expenses were $489,930, or 11% of sales, in fiscal 2003, $360,111, or 7% of sales, in fiscal 2002, and $352,773, or 7% of sales, in fiscal 2001. We will continue to invest in research and development to expand our technological base for use in both existing and additional clinical areas. The increase was primarily related to our reaching the final stages of development of our new surgical irrigator system and increased resources directed towards the development of a new generator and instrumentation for neurosurgery. During the year, we also expended additional funds to reach the final stages of development for a product outside of the neurosurgery and dental markets pursuant to a development agreement we entered into with Stryker Corporation in September 2002. After the end of our 2003 fiscal year, we extended the term of that development agreement until February 28, 2004.

### Other Income and Expense, net

Other income and expense, net, decreased for fiscal 2003 to $11,451 from $23,111 for fiscal 2002 and from $39,428 for fiscal 2001 due primarily to lower interest rates on the short-term investments for our cash balances and the write down of certain molding equipment to its estimated fair value. At the end of fiscal 2003, we had $2,305,556 in cash and cash equivalents as compared to $2,543,898 at the end of fiscal 2002 and $1,500,622 at the end of fiscal 2001.

### Income Tax Provision

The provision for income taxes was $57,953 for fiscal 2003 as compared to $274,584 for fiscal 2002 and $194,953 for fiscal 2001. Our effective tax rate in fiscal 2003 was approximately 35% as compared to approximately 42% in fiscal 2002 and approximately 37% in fiscal 2001.

### Net Income

Net income decreased to $108,925 for fiscal 2003, as compared to net income of $380,527 for fiscal 2002, and net income of $330,221 for fiscal 2001. Basic and diluted income per share was $0.01 for fiscal 2003 as compared to basic and diluted income per share of $.05 for fiscal 2002 and $.04 for fiscal 2001. Although we have been profitable on a quarterly basis since the third quarter of fiscal 2000, we cannot be sure that we can sustain profitability or achieve revenue growth.

## LIQUIDITY AND CAPITAL RESOURCES

At the end of fiscal 2003, we had $3,560,999 in working capital compared to $3,628,465 at the end of fiscal 2002 and $3,233,806 at the end of fiscal 2001. The primary measures of our liquidity are cash, cash equivalents, accounts receivable and inventory balances, as well as our borrowing ability. The cash equivalents are highly liquid with original maturities of ninety days or less.

Cash used by operating activities was $9,009 for fiscal 2003 as compared to $1,059,755 generated in fiscal 2002. The cash used by operating activities was mainly attributable to increases in prepaid items of $135,205 and accounts receivable of $38,976 and a decrease in accounts payable and other expenses of $136,824, offset by operating profits net of adjustments for non-cash items and a decrease in inventory of $107,649.

In fiscal 2003, accounts receivable net of allowances increased by $38,796 to a total of $376,915 at the end of fiscal 2003. The increase in accounts receivable was principally due to the timing of shipments.

In fiscal 2003, inventories decreased by $107,649 to a total of $775,183 at the end of fiscal 2003 compared to $882,832 at the end of fiscal 2002. The decrease was primarily due to improved inventory management and reduced sales levels for fiscal 2003. Inventories were kept at these levels primarily to support anticipated future sales activity.

In fiscal 2003, we received net proceeds of $10,000 from the repayment of employee loans. We also used $66,017 for the purchase of equipment and intangible assets used in connection with the sale and marketing of the Bident® dental products and in connection with our manufacturing operations. Net property and equipment increased to $156,697 at the end of fiscal 2003 as compared to $136,131 for fiscal 2002.

In August 2002, our Board of Directors terminated our then existing stock repurchase plan and authorized a new repurchase plan to purchase up to 200,000 shares of our common stock. Cash used for financing activities was $173,316 in fiscal 2003 as a result of the repurchase of 127,600 shares of our common stock in fiscal 2003 pursuant to the stock repurchase plan. All 127,600 shares of common stock repurchased were retired or were in the process of being retired as of September 30, 2003. To date, we have repurchased 154,100 shares of our common stock under the plan, leaving a balance of 45,900 that are available for repurchase under the plan.

At September 30, 2003, we had cash and cash equivalents of $2,305,556. We plan to finance our operating and capital needs principally with cash flows from operations and existing balances of cash and cash equivalents, which we believe will be sufficient to fund our operations in the near future. However, should it be necessary, we believe we could borrow adequate funds at competitive rates and terms. Our future liquidity and capital requirements will depend on numerous factors, including the funds we expend in marketing, selling and distributing our products, the success in commercializing our existing products, development and commercialization of products in other clinical markets, the ability of our suppliers to continue to meet our demands at current prices, the status of regulatory approvals and competition.

We have a line of credit of $1,000,000 with Wachovia Bank, N.A. which calls for interest to be charged at the bank's national commercial rate. The credit accommodation is unsecured and requires us to have a tangible net worth of no less than $3,000,000. Our current tangible net worth exceeds $3,000,000 at September 30, 2003. There was no outstanding balance on this line.

### Non-Audit Services Performed by External Auditors

Pursuant to Section 10A(i)(2) of the Securities Exchange Act of 1934, as added by Section 202 of the Sarbanes-Oxley Act of 2002, we are responsible for disclosing to investors the non-audit services approved by our Audit Committee to be performed by Samuel Klein and Company, our external auditor. Non-audit services are defined in the law as services other than those provided in connection with an audit or a review of the financial statements of the company. During the period covered by this filing, our Audit Committee approved non-audit tax compliance services in connection with the preparation of our tax returns, which subsequently were or are being performed by Samuel Klein and Company.

## ADDITIONAL CAUTIONARY STATEMENTS

***We Face Intense Competition***

The markets for our current and potential products are intensely competitive. Some surgical procedures which utilize or could utilize our products could potentially be replaced or reduced in importance by products sold by other companies or alternative medical procedures or new drugs which could render our products obsolete or uncompetitive in the markets which we sell, or in the future may sell, our products.

***We are Dependent Upon Sales of Our Neurosurgery System — Almost All of Our Business in Fiscal 2003 Comes From One Customer***

Codman & Shurtleff, Inc., which sells our products in the neurosurgery market, accounted for 95% of our sales in fiscal 2003, and 90% and 79% of our sales in fiscal 2002 and 2001, respectively. Any cancellation, deferral or significant reduction in sales in the neurosurgery market could seriously harm our business, financial condition and results of operations. The term or our current distribution agreement with Codman & Shurtleff, Inc. was recently extended from December 31, 2003 to March 31, 2004 to allow the parties time to continue to discuss the terms of a new distribution agreement. Increased sales in the neurosurgery market are dependent on the acceptance of our new neurosurgical generators and disposable hand-held instruments in the marketplace.

***Commercial Success of our Non-Neurosurgical Products is Uncertain***

Our growth depends on the acceptance of our products in the marketplace, the market penetration achieved by the companies that we utilize, sell to, and rely on, to sell and distribute our products, and our ability to introduce new and innovative products that meet the needs of medical professionals. There can be no assurance that we will be able to continue to introduce new and innovative products or that the products we introduce, or have introduced, will be widely accepted, or continue to be accepted, in the marketplace, or that we or companies, which we may contract with to distribute or sell our products, achieve market penetration. While we have developed several applications for our DualWave™ technology outside of neurosurgery and we believe that the products based on our technology offer advantages over other products, we cannot assure you that these advantages will be realized, or if realized, that these products will result in any meaningful benefits to physicians or patients.

***We Have Limited Marketing and Sales Experience***

We currently have limited experience in marketing and selling our products. To the extent that we have established or will enter into distribution arrangements for the sale of our products, we are and will be dependent upon the efforts of third parties. We have entered into a distribution agreement with Codman & Shurtleff, Inc. to sell our products in the neurosurgery market and we sell our Bident® Bipolar Tissue Management System through independent dental product dealers. We cannot assure you that these distributors and dealers will commit the necessary resources to effectively market and sell our neurosurgery and dental product lines, or that they will be successful in selling our products. To the extent our marketing and sales efforts are unsuccessful, our business, financial condition, results of operations and future growth prospects may be materially adversely affected.

***Our Products are Extensively Regulated Which Could Delay Product Introduction or Halt Sales***

The process of obtaining and maintaining required regulatory approvals is lengthy, expensive and uncertain. Although we have not experienced any substantial regulatory delays to date, there is no assurance that delays will not occur in the future, which could have a significant adverse effect on our ability to introduce new products on a timely basis. Regulatory agencies periodically inspect our manufacturing facilities to ascertain compliance with "good manufacturing practices" and can subject approved products to additional testing and surveillance programs. Failure to comply with applicable regulatory requirements can, among other things, result in fines, suspensions of regulatory approvals, product recalls, operating restrictions and criminal penalties. While we believe that we are currently in compliance, if we fail to comply with regulatory requirements, it could have an adverse effect on our results of operations and financial condition.

***We are Dependent on Key Suppliers***

For some of the components we use in our products we rely upon single source suppliers or a single contract manufacturer. For example, we currently subcontract the manufacture of our disposable cord and tubing sets with a single manufacturer. While we believe there are alternative sources available, we would be required to qualify and validate a new supplier(s) or contractor(s), which could lead to a disruption in our operations and ability to supply product for a period of time.

***We Face Uncertainty Over Reimbursement***

Failure by physicians, hospitals and other users of our products to obtain sufficient reimbursement from health care payors for procedures in which our products are used or adverse changes in governmental and private third-party payors' policies toward reimbursement for such procedures would have a material adverse effect on our business, financial condition, results of operations and future growth prospects.

***We May Be Unable to Effectively Protect Our Intellectual Property***

Our ability to compete effectively depends in part on developing and maintaining the proprietary aspects of our bipolar technology. We cannot assure you that the patents we have obtained, or any patents we may obtain, will provide any competitive advantages for our products, or that we will be able to maintain a competitive advantage after our patents expire. We also cannot assure you that those patents will not be successfully challenged, invalidated or circumvented in the future. In addition, we cannot assure you that competitors, many of which have substantial resources and have made substantial investments in competing technologies, have not already applied for or obtained, or will not seek to apply for and obtain, patents that will prevent, limit or interfere with our ability to make, use and sell our products either in the United States or in international markets. Patent applications are maintained in secrecy for a period after filing. We may not be aware of all of the patents and patent applications potentially adverse to our interests.

***We May Become Subject to a Patent Litigation***

The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights, and companies in the medical device industry have employed intellectual property litigation to gain a competitive advantage. We cannot assure you that we will not become subject to patent infringement claims or litigation or interference proceedings declared by the United States Patent and Trademark Office to determine the priority of invention.

***We May have Product Liability Claims***

Our products involve a risk of product liability claims. Although we maintain product liability insurance at coverage levels, which we believe are adequate, there is no assurance that, if we were to incur substantial liability for product liability claims, insurance would provide adequate coverage against such liability.

***Our Operating Results May Fluctuate***

We have experienced operating losses at various times since our inception. Our results of operations may fluctuate significantly from quarter to quarter based on numerous factors including the following:

- the introduction of new product lines;
- the level of market acceptance of our products;
- achievement of research and development milestones;
- timing of the receipt of orders from, and product shipments to, distributors and customers;
- timing of expenditures;
- changes in the distribution of our products;
- manufacturing or supply delays;
- the time needed to educate and train a distributor's sales force;
- costs associated with product introduction;
- product returns; and
- receipt of necessary regulation approvals.

***The Market Price of Our Stock May be Highly Volatile***

During the fiscal year ended September 30, 2003, our common stock has traded in a range of $1.05 and $1.88 per share. The market price of our common stock could continue to fluctuate substantially due to a variety of factors, including:

- Our ability to successfully commercialize our operations;
- The execution of new agreements and material changes in our relationships with companies with whom we contract;
- Quarterly fluctuations in results of operations;
- Announcements regarding technological innovations or new commercial products by us or our competitors or the results of regulatory approval filings;
- Market reaction to trends in sales, marketing and research and development and reaction to acquisitions;
- Sales of common stock by existing stockholders; and
- Economic and political conditions.

# CONSOLIDATED BALANCE SHEETS

September 30,

| | 2003 | 2002 |
|---|---|---|
| **ASSETS** | | |
| Current Assets: | | |
| Cash and cash equivalents | $ 2,305,556 | $ 2,543,898 |
| Accounts receivable, net | 376,915 | 337,939 |
| Inventory | 775,183 | 882,832 |
| Prepaid items and other current assets | 268,371 | 140,784 |
| Deferred tax assets | 51,431 | 76,293 |
| Total Current Assets | 3,777,456 | 3,981,746 |
| Property, Plant and Equipment, Net | 156,697 | 136,131 |
| Goodwill | 153,616 | 153,616 |
| Intangible Assets, Net | 256,681 | 294,371 |
| Other Assets | 29,963 | 4,171 |
| Total Assets | $ 4,374,413 | $ 4,570,035 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current Liabilities: | | |
| Accounts payable and accrued expenses | $ 216,457 | $ 200,972 |
| Income taxes payable | – | 152,309 |
| Total Current Liabilities | 216,457 | 353,281 |
| Deferred Tax Liability | 19,950 | 14,357 |
| Total Liabilities | 236,407 | 367,638 |
| Commitments and Contingencies | | |
| Stockholders' Equity: | | |
| Preferred stock | – | – |
| Common stock (no par, 20,000,000 shares authorized, shares issued and outstanding at September 30, 2003 - 7,913,712 and at September 30, 2002 - 8,041,312) | 3,528,530 | 3,701,846 |
| Retained earnings | 609,476 | 500,551 |
| | 4,138,006 | 4,202,397 |
| Total Liabilities and Stockholders' Equity | $ 4,374,413 | $ 4,570,035 |

The accompanying notes are an integral part of these financial statements.

# CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended September 30,

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Net Sales | $ 4,474,308 | $ 5,021,931 | $ 5,263,485 |
| Cost of Sales | 2,264,902 | 2,463,209 | 2,692,036 |
| Gross Profit | 2,209,406 | 2,558,722 | 2,571,449 |
| Other Costs: | | | |
| Selling, general and administrative | 1,523,751 | 1,503,001 | 1,652,289 |
| Research and development | 489,930 | 360,111 | 352,773 |
| Amortization | 40,298 | 63,610 | 80,641 |
| Total Other Costs | 2,053,979 | 1,926,722 | 2,085,703 |
| Income from Operations | 155,427 | 632,000 | 485,746 |
| Other Income (Expense), Net | 11,451 | 23,111 | 39,428 |
| Income before Income Taxes | 166,878 | 655,111 | 525,174 |
| Provision for Income Taxes | 57,953 | 274,584 | 194,953 |
| Net Income | $ 108,925 | $ 380,527 | $ 330,221 |
| Income per Share: | | | |
| Basic income per common share | $ 0.01 | $ 0.05 | $ 0.04 |
| Diluted income per common share | $ 0.01 | $ 0.05 | $ 0.04 |
| Basic weighted average common shares outstanding | 7,960,676 | 8,067,286 | 8,081,890 |
| Diluted weighted average common shares outstanding | 7,986,448 | 8,154,570 | 8,152,946 |

The accompanying notes are an integral part of these financial statements.

# CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the Years Ended September 30, 2003, 2002 and 2001

| | Common Stock No Par Value | | | |
|---|---|---|---|---|
| | Number of Shares | Common Stock Amount | Retained Earnings (Deficit) | Total Stockholders' Equity |
| Balances, October 1, 2000 | **8,151,862** | **$ 3,859,430** | **$ (210,197)** | **$ 3,649,233** |
| Purchases and Retirement of Common Shares | **(84,050)** | **(110,706)** | **–** | **(110,706)** |
| Net Income for the Year Ended September 30, 2001 | **–** | **–** | **330,221** | **330,221** |
| Balances, September 30, 2001 | **8,067,812** | **3,748,724** | **120,024** | **3,868,748** |
| Purchases and Retirement of Common Shares | **(26,500)** | **(46,878)** | **–** | **(46,878)** |
| Net Income for the Year Ended September 30, 2002 | **–** | **–** | **380,527** | **380,527** |
| Balances, September 30, 2002 | **8,041,312** | **3,701,846** | **500,551** | **4,202,397** |
| Purchases and Retirement of Common Shares | **(127,600)** | **(173,316)** | **–** | **(173,316)** |
| Net Income for the Year Ended September 30, 2003 | **–** | **–** | **108,925** | **108,925** |
| Balances, September 30, 2003 | **7,913,712** | **$ 3,528,530** | **$ 609,476** | **$ 4,138,006** |

The accompanying notes are an integral part of these financial statements.

# CONSOLIDATED STATEMENTS OF CASH FLOWS

| For the Years Ended September 30, | 2003 | 2002 | 2001 |
|---|---|---|---|
| Cash Flows from Operating Activities: | | | |
| Net income | $ 108,925 | $ 380,527 | $ 330,221 |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities: | | | |
| Depreciation and amortization | 66,641 | 84,784 | 118,601 |
| Writedown of property, plant and equipment | 16,500 | 5,300 | – |
| Allowance for loans and advances to employee | – | – | 48,384 |
| Reduction of allowance for loans and advances to employee | – | (47,790) | – |
| Interest accrued on loans and advances to employees and related parties | (2,382) | (2,810) | (4,737) |
| Changes in assets and liabilities: | | | |
| (Increase) decrease in accounts receivable, net | (38,976) | 267,211 | 22,105 |
| (Increase) decrease in inventory | 107,649 | 316,704 | (21,689) |
| Decrease in deferred tax assets | 24,862 | 28,087 | 104,934 |
| (Increase) decrease in other assets | (25,792) | 1,275 | 2,200 |
| Increase in prepaid items and other current assets | (135,205) | (38,705) | (20,649) |
| Increase (decrease) in accounts payable and accrued expenses and income taxes payable | (136,824) | 70,095 | 101,001 |
| Increase (decrease) in deferred tax liability | 5,593 | (4,923) | (1,381) |
| Net cash provided by (used in) operating activities | (9,009) | 1,059,755 | 678,990 |
| Cash Flows from Investing Activities: | | | |
| Proceeds from repayment of employee loans | 10,000 | 57,261 | 6,150 |
| Loans and advances to employees | – | (1,436) | (22,410) |
| Acquisition of intangible assets | (2,608) | (8,621) | (1,416) |
| Purchases of property, plant and equipment | (63,409) | (16,805) | (15,226) |
| Net cash provided by (used in) investing activities | (56,017) | 30,399 | (32,902) |
| Cash Flows from Financing Activities: | | | |
| Repurchase of common stock | (173,316) | (46,878) | (110,706) |
| Net cash used in financing activities | (173,316) | (46,878) | (110,706) |
| Net Increase (Decrease) in Cash and Cash Equivalents | (238,342) | 1,043,276 | 535,382 |
| Cash and Cash Equivalents, beginning of year | 2,543,898 | 1,500,622 | 965,240 |
| Cash and Cash Equivalents, end of year | $2,305,556 | $2,543,898 | $1,500,622 |
| Supplemental Disclosures of Cash Flow Information: | | | |
| Cash paid during the year for: | | | |
| Interest | $ – | $ – | $ – |
| Income taxes | $ 271,300 | $ 186,960 | $ 1,500 |

The accompanying notes are an integral part of these financial statements.

## 1 THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### The Company

Valley Forge Scientific Corp. ("VFSC") was incorporated on March 27, 1980 in the Commonwealth of Pennsylvania and is engaged in the business of developing, manufacturing and selling medical devices and products. On August 18, 1994, VFSC formed a wholly-owned subsidiary, Diversified Electronics Company, Inc. ("DEC"), a Pennsylvania corporation, in order to continue the operations of Diversified Electronics Corporation, a company which was merged with and into VFSC on August 31, 1994. VFSC and DEC are referred to herein as the "Company".

### Principles of Consolidation and Basis of Presentation

The accompanying financial statements consolidate the accounts of the parent company and its wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

### Use of Management's Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash and Cash Equivalents

The Company considers cash equivalents to be all highly liquid investments with original maturities of three months or less. Substantially all cash and cash equivalents are held in one major financial institution.

### Segment Information

The Company has one operating segment comprised of its bipolar electrical generators and instrumentation products. The Company's business is conducted entirely in the United States. Major customers are discussed elsewhere in Note 11.

### Fair Value of Financial Instruments

Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, trade receivables, accounts payable and other accrued expenses approximate fair value because of their short maturities.

### Revenue Recognition

The Company sells its products to U.S. based national and international dealers and distributors which include an affiliate of a major medical products company. A significant part of the Company's sales are made pursuant to distribution agreements with these companies which typically provide exclusive distribution rights of specified products in a defined medical field, within a territory or territories, during the term of such agreements. The agreements typically include a price list for the specified product or products which is fixed for a period of time, after which these prices are subject to adjustment by the Company due to changes in manufacturing cost or technological improvements to the products.

Product revenue is recognized when the product has been shipped which is when the title and risk of loss has been transferred to the customer. Service revenue substantially relates to repairs of product and is recognized when the service has been completed. Revenues from license and royalty fees are recorded when earned.

The Company reduces revenue for customer returns and allowances. In addition, the Company accrues for warranty cost and other allowances based on its experience and reflects these accruals in cost of sales or administrative expense as applicable.

The Company adopted Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" (SAB 101) in the first quarter of fiscal year ended September 30, 2001. The adoption of SAB 101 did not have a material impact on the Company's financial position or results of operations.

### Inventory

Inventory is stated at the lower of cost, determined by the moving average cost method, or market. The Company provides inventory allowances based on slow-moving and obsolete inventories.

### Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets, which vary from three to thirty-nine years. Leasehold improvements are being amortized over the related lease term or estimated useful lives, whichever is shorter.

Upon retirement or other disposition of these assets, the cost and related accumulated depreciation are removed from the accounts and the gains or losses are reflected in the results of operations. Routine maintenance and repairs are charged to expense as incurred.

### Intangible Assets and Goodwill

Intangible assets, consisting of patents, licensing agreements, proprietary know-how, logos and cost of acquisition are amortized to operations under the straight-line method over their estimated useful lives or statutory lives, whichever is shorter. Acquisition costs have been capitalized and are being amortized over 5 years. All other intangible assets, except for goodwill, are being amortized over periods ranging from 15 to 17 years.



As of October 1, 2001, the Company early-adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), which addresses the financial accounting and reporting standards for goodwill and other intangible assets subsequent to their acquisition. This accounting standard requires that goodwill no longer be amortized, and instead, be tested for impairment on a periodic basis. Pursuant to adoption of this accounting standard, a transitional impairment test was completed, and no impairment was identified.

In accordance with SFAS 142, the Company discontinued the amortization of goodwill effective October 1, 2001.

A reconciliation of previously reported net income and earnings per share to the amounts adjusted for the exclusion of goodwill amortization, net of the related income tax effect, is shown in Note 5.

### Impairment of Long-Lived Assets

As of October 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", (SFAS 144). Pursuant to SFAS 144 long-lived assets, or asset groups and certain identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted cash flows resulting from the use of the asset, or asset groups, and its eventual disposition. Measurement of an impairment loss for long-lived assets, or asset groups, and certain identifiable intangible assets that management expects to hold and use is based on the fair value of the asset. Long-lived assets, or asset groups and certain identifiable intangible assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

**Research and Development**
Costs associated with development of new products are charged to operations as incurred.

**Advertising Costs**
Advertising expenditures relating to the advertising and marketing of the Company's products and services are expensed in the period the advertising costs are incurred. Prior to 2003, substantially all cost of such product marketing and advertising had been borne by the Company's major distributors. During the year ended September 30, 2003, due to the Company's strategy shift to market and sell the Bident Dental Products utilizing the Company's proprietary resources, the Company incurred marketing and advertising costs of approximately $161,000.

**Income Taxes**
Tax provisions and credits are recorded at enacted tax rates for taxable items included in the consolidated statements of operations regardless of the period for which such items are reported for tax purposes. Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when the determination can be made that it is more likely than not that some portion or all of the related tax assets will not be realized.

**Comprehensive Income**
The Company reports components of comprehensive income under the requirements of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130). This statement establishes rules for the reporting of comprehensive income and its components which require that certain items such as foreign currency translation adjustments, unrealized gains and losses on certain investments in debt and equity securities, minimum pension liability adjustments and unearned compensation expense related to stock issuances to employees be presented as separate components of stockholders' equity.

**Earnings per Share**
The Company computes earnings per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS 128). Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding. Diluted earnings per share reflects the potential dilution that could occur if securities or other agreements to issue common stock were exercised or converted into common stock. Diluted earnings per share is computed based upon the weighted average number of common shares and dilutive common equivalent shares outstanding, which include convertible debentures, stock options and warrants.

**Accounting for Stock-Based Compensation**
In December, 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123" (SFAS 148). SFAS 148 amends SFAS 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 was effective for the Company as of January 1, 2003. The Company has not elected a voluntary change in accounting to the fair value based method, and accordingly, the adoption of SFAS 148 did not have any impact on the Company's results of operations or financial position.

Employee stock plans are accounted for using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", (APB 25). The Company utilizes the Black-Scholes option valuation model to value stock options for pro forma presentation of income and per share data as if the fair value based accounting method in SFAS 123 had been used to account for stock-based compensation. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. In accordance with SFAS 123, only stock options granted after September 30, 1995 have been included for the Company's pro forma information as follows:

*For the years ended September 30,*

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Additional compensation expense, net of tax effect | $ 57,180 | $ 89,333 | $ 56,328 |
| Pro forma net income | $ 51,745 | $ 291,194 | $ 273,893 |
| Pro forma income per share: | | | |
| Basic | $ 0.01 | $ 0.04 | $ 0.03 |
| Diluted | $ 0.01 | $ 0.04 | $ 0.03 |

**Recent Accounting Pronouncements**
In January, 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" - an Interpretation of ARB No. 51, which provides guidance on the identification of and reporting for variable interest entities. Interpretation No. 46 expands the criteria for consideration in determining whether a variable interest entity should be consolidated. Interpretation No. 46 is effective immediately for variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. The Company does not expect the adoption of Interpretation No. 46 to have a significant impact on its future results of operations or financial position.

In May, 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with characteristics of both Liabilities and Equity." SFAS 150 requires that certain financial instruments, which under previous guidance could be accounted for as equity, be classified as liabilities in statements of financial position (balance sheets). SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective for the Company in the first quarter of the year ending September 30, 2004. The adoption of SFAS 150 had no impact on the Company's financial position or results of operations for the year ended September 30, 2003, and the Company does not expect the adoption of this pronouncement to have any impact on its future financial position or results of operations.

## 2 ACCOUNTS RECEIVABLE

The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on historical collection experience and a review of the current status of trade accounts receivable. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. Accounts receivable consists of the following:

*September 30,*

| | 2003 | 2002 |
|---|---|---|
| Accounts receivable | $ 378,786 | $ 385,483 |
| Less: Allowances | 1,871 | 47,544 |
| | $ 376,915 | $ 337,939 |

The Company provided for estimated doubtful accounts through charges to selling, general and administrative expenses for $ - 0 - , $50,003 and $26,316 for the years ended September 30, 2003, 2002 and 2001, respectively, and wrote-off $ - 0 - , $34,375 and $19,400, respectively, against this allowance for these periods.

In addition, during the year ended September 30, 2003, the Company recorded a benefit of $43,000 arising from the collection of an account receivable which had been previously provided for, and further reduced the allowance by approximately $2,700.

## 3 INVENTORY

The Company provides an allowance for slow moving and potentially obsolete inventories. Inventory consists of the following:

*September 30,*

| | 2003 | 2002 |
|---|---|---|
| Finished goods | $ 88,401 | $ 87,748 |
| Work-in-process | 316,600 | 368,068 |
| Materials and parts | 433,459 | 515,586 |
| Less: Allowance for slow moving and obsolete inventory | 63,277 | 88,570 |
| | $ 775,183 | $ 882,832 |

The Company provided for obsolete and slow moving inventory through charges to cost of sales for $109,635, $52,875 and $22,500 in the years ended September 30, 2003, 2002 and 2001, respectively, and wrote off $134,928, $41,183 and $110,621, respectively, against this allowance in these periods.

## 4 PROPERTY, PLANT AND EQUIPMENT

*September 30,*

| | Useful Life (years) | 2003 | 2002 |
|---|---|---|---|
| Land | - | $ 11,953 | $ 11,953 |
| Building and improvements | 15 - 39 | 94,832 | 94,832 |
| Furniture and fixtures | 5 - 7 | 17,953 | 17,953 |
| Laboratory equipment | 5 - 10 | 370,119 | 357,544 |
| Office equipment | 5 | 181,318 | 146,984 |
| Leasehold improvements | 3 - 5 | 9,413 | 9,413 |
| | | 685,588 | 638,679 |
| Less: Accumulated depreciation and amortization | | 528,891 | 502,548 |
| | | $ 156,697 | $ 136,131 |

Depreciation is reflected in both cost of sales and selling, general and administrative expenses. Total depreciation for the years ended September 30, 2003, 2002 and 2001 was $26,343, $21,174 and $37,961, respectively. In addition, in accordance with SFAS 144, the Company wrote down certain molding equipment intended to be utilized in the production of certain disposable surgical products, to their estimated fair values. For the years ended September 30, 2003, 2002 and 2001, the Company wrote down $16,500, $5,300 and $ - 0 - , respectively. These write downs are reflected in the statement of operations under the caption "Other Income (Expense), Net".

## 5 GOODWILL

As indicated in Note 1 - Significant Accounting Policies, pursuant to SFAS 142, the Company discontinued the amortization of goodwill effective October 1, 2001, and completed the transitional test for impairment of the carrying value of this asset as of March 31, 2002. Another impairment test was conducted as of March 31, 2003, and no impairment was identified.

As required by SFAS 142, a reconciliation of previously reported net income and earnings per share to the amounts adjusted for the exclusion of goodwill amortization, net of related income tax effect follows:

*For the years ended September 30,*

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Reported net income | $ 108,925 | $ 380,527 | $ 330,221 |
| Add: Goodwill amortization, net of tax | - | - | 17,556 |
| Adjusted net income | $ 108,925 | $ 380,527 | $ 347,777 |
| Basic and diluted net income per share: | | | |
| Reported basic and diluted net income per share | $ 0.01 | $ 0.05 | $ 0.04 |
| Add: Goodwill amortization, net of tax | - | - | - |
| Adjusted basic and diluted net income per share | $ 0.01 | $ 0.05 | $ 0.04 |

## 6 INTANGIBLE ASSETS

Intangible assets consist of the following:

*September 30,*

| | Useful Life (years) | 2003 | 2002 |
|---|---|---|---|
| Patents/trademarks/logos, licensing agreements | 17 | $ 571,617 | $ 569,009 |
| Proprietary know-how | 15 | 452,354 | 452,354 |
| Acquisition costs | 5 | 55,969 | 55,969 |
| | | 1,079,940 | 1,077,332 |
| Less: Accumulated amortization | | 823,259 | 782,961 |
| | | $ 256,681 | $ 294,371 |

Total amortization for the years ended September 30, 2003, 2002 and 2001 was $40,298, $63,610 and $63,084, respectively. Amortization for the years ended September 30, 2004, 2005, 2006, 2007 and 2008 is estimated to be $40,298, $40,298, $40,280, $39,939 and $39,939, respectively.

During the current fiscal year a patent for the technology underlying the "aperiodic" wave form utilized in some of the Company's products expired. The remaining patent, which relates to the Company's current bi-polar generators expires in the fiscal year ending September 30, 2011.

## 7 OTHER RECEIVABLES

The Company from time to time has made advances and loans to certain employees. These loans and advances are unsecured, payable on demand and have stated interest rates ranging from 4.57% to 8.20%, the then current "Applicable Federal Rate" as set forth under the Internal Revenue Code as of each date of advance or loan. During the fourth quarter of fiscal year ending September 30, 2001, as a result of the termination subsequent to year end of an employee from whom approximately $49,500 remained outstanding, the Company recorded an allowance of approximately $48,400 against the amount owed by this individual. The outstanding balance was received in the first quarter of the subsequent fiscal year.

As of September 30, 2003 and 2002, the balance of these loans net of the allowances was $ - and $ - , respectively.

## 8 RELATED PARTY TRANSACTIONS

### Loans Receivable

On July 6, 1998, Jerry L. Malis, a principal shareholder, director and officer of the Company, borrowed $15,015 from the Company. The note is payable on demand and has a stated rate of interest of 5.42%, the then current "Applicable Federal Rate" as set forth under the Internal Revenue Code. The Company has additional loans due from Jerry L. Malis payable on demand with similar interest terms as stated above ranging from 4.83% to 6.97%. The collective loans, which total $45,979 as of September 30, 2003, are partially secured by 5,833 shares of common stock of the Company. As of September 30, 2003 the pledged stock had a value of approximately $8,750.

The balance of these loans is reflected on the balance sheet under the caption "prepaid expenses and other current assets" and as of September 30, 2003 and 2002, was $45,979 and $53,597, respectively, which includes accrued interest of $18,148 and $15,762, respectively.

**Consulting Services**

During 2003, 2002 and 2001 the Company engaged R.H. Dick and Company, Inc., a corporation owned by Robert H. Dick, a director of the Company, to provide certain investment banking and consulting services. For the years ended September 30, 2003, 2002 and 2001 the Company incurred consulting fees for these services, excluding reimbursement of out-of-pocket expenses in an amount totaling $10,000, $10,000 and $15,000, respectively. As of September 30, 2003 and 2002, the Company owed R.H. Dick and Company $5,000 and $2,500, respectively. The liability is reflected on the balance sheet under the caption "accounts payable and accrued expenses".

## 9 LINE OF CREDIT

The Company has a line of credit of $1,000,000 with Wachovia Bank, formerly First Union National Bank, which calls for interest to be charged on any loans under this line equal to the bank's national commercial rate. The line is unsecured and any borrowing under the line would be payable on demand, require monthly interest payments on any unpaid principal and a reduction of any loan balance to zero for a minimum of thirty consecutive days during each twelve month period. In addition, the loan covenant calls for a minimum tangible net worth of no less than $3,000,000 during the term of the extended line of credit. At September 30, 2003 and 2002, there were no outstanding balances under this line.

## 10 COMMITMENTS AND CONTINGENCIES

**Litigation**

The Company is subject from time to time to litigation arising from the normal course of business. In management's opinion, any such contingencies would be covered under its existing insurance policies or would not materially affect the Company's financial position or results of operations.

On July 25, 2001 the Company was named as a defendant in a lawsuit filed in the United States District Court for the Eastern District of Pennsylvania by a former employee alleging gender discrimination and sexual harassment. On March 2, 2002 the Company, without admitting any liability, entered into a settlement agreement and pursuant to this agreement, paid the plaintiff $37,000, an amount which was net of certain amounts due from this party. This payment is reflected in other costs under selling, general and administrative expenses for the year ended September 30, 2002.

On September 19, 2002, the Company was served with a complaint that was filed in the Superior Court of the State of Arizona, County of Maricopa, entitled Jeffrey Turner and Cathryn Turner et al v. Phoenix Children's Hospital, Inc., et al, (CV 2002-010791) in which the Company was named as one of the defendants. The plaintiffs seek an unspecified amount of damages for alleged injuries sustained in a surgery that took place in June 2000. The Company's product liability insurance carrier is providing the Company's defense in this matter. This insurance coverage has a $10,000 deductible that applies to attorney fees and damages which has been provided for in other costs under selling, general and administrative expense for the year ended September 30, 2002. In an answer that was filed on November 26, 2002, the Company denied any liability. The Company believes the claim is without merit and will vigorously defend itself in this action.

**Regulatory Compliance**

The Company is subject to regulatory requirements throughout the world. In the normal course of business, these regulatory agencies may require companies in the medical industry to change their products or operating procedures, which could affect the Company. The Company regularly incurs expenses to comply with these regulations and may be required to incur additional expenses. Management is not able to estimate any additional expenditures outside the normal course of operations which will be incurred by the Company in future periods in order to comply with these regulations.

**Employment Agreements**

On September 30, 1999, the Company entered into one year employment agreements with Messrs. Malis and Gilloway effective October 1, 1999. Under the terms, the agreements provided for an annual base salary of $198,950 for Jerry L. Malis and $90,000 for Thomas J. Gilloway. Although the agreements for Messrs. Malis and Gilloway had not been further extended, the Company continued to provide compensation to them at the annual rate of $198,950 and $90,000, respectively. Effective October 1, 2002 the Compensation Committee of the Board of Directors approved an increase of Mr. Malis's base salary to $220,000. The base salaries for the years ended September 30, 2003, 2002 and 2001 were approximately $220,000, $199,000 and $199,000 for Jerry L. Malis and approximately $ - , $ - and $69,000 for Thomas J. Gilloway, respectively. Mr. Gilloway passed away on February 18, 2001 and the Company continued to pay his salary to his spouse until June 29, 2001. The amount reflected as paid to him for the year ended September 30, 2001 includes the amount paid to his spouse subsequent to his death.

Subsequent to September 30, 2002, the Compensation Committee of the Board of Directors approved a $25,000 cash bonus to Mr. Malis for services rendered during the year ended September 30, 2002. The bonus was accrued for the year ended September 30, 2002 and is reflected on the balance sheet under the caption "accounts payable and accrued expenses".

**401(k) Profit Sharing Plans**

The Company's 401(k) Plan and Profit Sharing Plan cover full-time employees who have attained the age of 21 and have completed at least one year of service with the Company. Under the 401(k) Plan, an employee may contribute an amount up to 25% of his compensation to the Plan on a pretax basis not to exceed the current Federal limitation per year (as adjusted for cost of living increases). Amounts contributed to the 401(k) Plan are nonforfeitable.

Under the Profit Sharing Plan, a member in the plan participates in the Company's contributions to the Plan as of December 31 in any year, with allocations to individual accounts based on annual compensation. An employee does not fully vest in the plan until completion of three years of employment. The Board of Directors determines the Company's contributions to the plan on a discretionary basis. The Company has not made any contributions to date.

**Stock Option Plans**

On July 6, 1988, the Company adopted a Nonqualified Employee Stock Option Plan (the "1988 Plan") pursuant to which 500,000 shares of Common Stock have been reserved for issuance to employees, officers, directors or consultants of the Company. Options granted pursuant to this plan were nontransferable and expired if not exercised after ten years from the date of grant or for such lesser term as approved by the Board of Directors. Options may be granted in such amounts and at such prices as determined by the Board of Directors, but the price per share shall not be less than the fair market value of the Company's Common Stock as of the date of grant.

On January 16, 2001, pursuant to the adoption of the 2001 Stock Plan (the "2001 Plan"), the 1988 plan was terminated. As of the date the plan was terminated, a total of 404,800 options had been granted and were outstanding.

On December 12, 2000, the Company adopted a Non-employee Directors Stock Option Plan ("Directors Plan") pursuant to which 150,000 shares of Common Stock have been reserved for issuance to non-employee directors of the Company. The Directors Plan was approved by the Company's stockholders on March 14, 2001. Shares issued pursuant to options granted under this plan may be issued from shares held in the Company's treasury or from authorized and unissued shares. Under this plan, each Director, on an annual basis, shall be automatically granted 10,000 options upon the first business day after being elected a director. The options are immediately vested on the date of grant. Discretionary options granted pursuant to this plan shall be determined by the Board of Directors or a duly appointed stock option committee (the "Committee"). Options granted pursuant to this plan shall be nonqualified stock options as defined in Section 422 of the Internal Revenue Code, will be nontransferable and expire if not exercised after ten years from the date of grant or for such lesser term as approved by the Committee. All options shall be issued at a price per share equal to the fair market value of the Company's Common Stock as of the date of grant.

On January 16, 2001, the Company adopted the 2001 Stock Plan (the "2001 Plan") pursuant to which 345,000 shares of Common Stock have been reserved for issuance to employees, officers and consultants of the Company. The 2001 plan was approved by the Company's stockholders on March 14, 2001. Shares issued pursuant to this plan may be issued from shares held in the Company's treasury or from authorized and unissued shares. Options granted pursuant to this plan are generally nontransferable, except in the event of a participant's death, in which case the options shall be transferable to the participant's designated beneficiary or as permitted by law. The options shall expire if not exercised after ten years from the date of grant or for such lesser term as approved by the Board of Directors or a duly appointed committee. Options issued to employees who are then later terminated for cause generally are immediately forfeited. Options may be granted in such amounts and at such prices as determined by the Board of Directors or the duly appointed committee, but the price per share shall not be less than the fair market value of the Company's Common Stock as of the date of grant in the case of an incentive stock option and not less than 85% of the fair market value of the Company's Common Stock as of the date of grant in the case of a non-qualified stock option, as defined in section 422 of the Internal Revenue Code.

As referred to in Note 1, the Company has adopted the disclosure provisions of SFAS 123, and SFAS 148. As permitted under these statements, the Company retained its current method of accounting for stock compensation in accordance with APB 25.

Following is a summary of the Company's various stock option plans:

| | Shares | Range of Exercise Prices Per Share | Weighted Average Exercise Price | Weighted Average Remaining Contractual Life (Years) |
|---|---|---|---|---|
| Options outstanding at October 1, 2000 | 288,075 | $1.94-$4.25 | $2.88 | 3.68 |
| Granted | 347,000 | 1.13-2.75 | 2.01 | 9.38 |
| Exercised | – | – | – | – |
| Surrendered, forfeited or expired | (152,000) | 1.94-3.63 | 2.76 | 1.92 |
| Options outstanding at September 30, 2001 | 483,075 | 1.13-4.25 | 2.29 | 7.39 |
| Granted | 47,500 | 1.85-2.75 | 2.42 | 9.64 |
| Exercised | – | – | – | – |
| Surrendered, forfeited or expired | (12,725) | 1.13-4.25 | 2.55 | 5.38 |
| Options outstanding at September 30, 2002 | 517,850 | 1.13-4.25 | 2.30 | 6.31 |
| Granted | 50,000 | 1.06-1.70 | 1.22 | 9.46 |
| Exercised | – | – | – | – |
| Surrendered, forfeited or expired | (88,000) | 1.50-3.63 | 3.11 | 2.47 |
| Options outstanding at September 30, 2003 | 479,950 | $1.06-$4.25 | $2.04 | 6.55 |

As of September 30, 2003, 356,850 of these options outstanding are vested and are exercisable at prices ranging from $1.06 to $4.25 which correspond to a weighted average exercise price of $2.25 and a weighted average remaining contractual life of 7.57 years.

Assumptions used in the Black-Scholes option valuation model to estimate the value of the Company's options included in pro forma amounts in Note 1 are as follows:

*For the years ended September 30,*

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Risk-free interest (based on U.S. Government strip bonds on the date of grant with maturities approximating the expected option term) | 3.65%-4.00% | 3.84%-5.13% | 4.86%-5.29% |
| Dividend yields | 0% | 0% | 0% |
| Volatility factors of the expected market price of the Company's Common Stock (based on historical data) | 158.4%-163.9% | 165.1%-169.7% | 90.0%-96.0% |
| Expected life of options | 10 Yrs | 10 Yrs | 10 Yrs |

The weighted average fair value of options granted during the years ended September 30, 2003, 2002 and 2001 were as follows:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Stock Prices Equal to Exercise Price | $ 1.21 | $ 2.40 | $ 1.77 |
| Stock Prices in Excess of Exercise Price | $ – | $ – | $ – |
| Stock Prices Less than Exercise Price | $ – | $ – | $ 2.10 |

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in subjective input assumptions can materially affect the fair value estimated, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options. In management's opinion existing stock option valuation models do not provide a reliable single measure of the fair value of employee stock options that have vesting provisions and are not transferable.

**Operating Leases**

The Company leases approximately 4,200 square feet of office and warehouse space in an office building in Oaks, Pennsylvania, from GMM Associates, a Pennsylvania general partnership, whose partners are Jerry L. Malis, Leonard I. Malis, (principal shareholders, directors, and/or officers of the Company), and the Francis W. Gilloway Marital Trust, the successor in interest to Thomas Gilloway, an officer of the Company until the time of his death on Feburary 18, 2001. The lease which commenced on July 1, 1995 for a term of five years provided for a monthly base rent of $4,716 (with increases based on increases in the consumer price index) which include costs associated with real estate taxes, maintenance and utilities. During December 2000 the lease was extended for an additional term of five years effective as of July 1, 2000 and calls for a monthly base rent of $4,643 (with increases on June 30th of each year based on increases in the Producer Price Index). All other terms remain the same. The related expense for this lease for the years ended September 30, 2003, 2002 and 2001 was $59,608, $57,740 and $56,115, respectively. As of September 30, 2003, the Company was current on all rental obligations due the related party.

The Company has also entered into leases for certain equipment under operating lease agreements with terms ranging between two and four years.

A schedule of future minimum payments under operating leases is as follows:

*Years ending September 30,*

| | Related Party | Other Operating |
|---|---|---|
| 2004 | $ 61,569 | $ 15,446 |
| 2005 | 48,600 | 14,087 |
| 2006 | – | 6,801 |
| 2007 | – | 989 |
| | $ 110,169 | $ 37,323 |

## 11 MAJOR CUSTOMERS

For the years ended September 30, 2003, 2002 and 2001, a significant part of the Company's revenues were derived from one major customer pursuant to a distribution agreement under which the Company granted the exclusive right to sell its electrosurgical systems and other products developed by the Company in the field of neurosurgery. Revenues derived from this customer are approximately as follows:

| | Revenues | Percent of Total Revenues |
|---|---|---|
| Year ended Sept. 30, 2003 | $4,231,000 | 95% |
| Year ended Sept. 30, 2002 | $4,515,000 | 90% |
| Year ended Sept. 30, 2001 | $4,169,000 | 79% |

In addition, for the years ended September 30, 2003, 2002 and 2001, revenue derived from another customer totaled approximately $4,000, $347,000 and $1,009,000, respectively, representing approximately 0%, 7% and 19%, respectively of the Company's total revenues.

At September 30, 2003 and 2002, the Company's largest customer accounted for approximately 93% and 99%, respectively, of the Company's accounts receivable.

## 12 STOCKHOLDERS' EQUITY

### Common Stock

On August 26, 1999, the Company filed an amended and restated Certificate of Incorporation increasing the shares of Common Stock the Company is authorized to issue from 10,000,000 to 20,000,000 shares with no stated par value.

The holders of Common Stock have no preemptive rights and the Common stock has no redemption, sinking fund or conversion provisions. Each share of Common Stock is entitled to one vote on any matter submitted to the holders and to equal rights in the assets of the Company upon liquidation. All of the outstanding shares of Common Stock are fully paid and nonassessable.

In April 2000, the Board of Directors of the Company approved a stock repurchase program continuing a prior program whereby the Company may, from time to time, repurchase on the open market up to 200,000 shares of the Company's Common Stock. In August 2002, the Board of Directors of the Company voted to terminate the then existing program and approved a new program for the repurchase of up to 200,000 shares of the Company's Common Stock. During the fiscal years ended September 30, 2003, 2002 and 2001, the Company repurchased for retirement 127,600, 26,500 and 84,050 shares at an aggregate cost of $173,316, $46,878 and $110,706, respectively.

### Preferred Stock

The Company is authorized to issue 487 shares of preferred stock, $1,000 par value. The holders of the preferred stock would have no voting rights or preemptive rights. Upon liquidation of the Company, a $1,000 per share liquidating dividend must be paid upon each issued and outstanding share of preferred stock before any liquidating dividend is paid on the Common Stock. For each of the years ended September 30, 2003, 2002 and 2001, there were no issued or outstanding preferred shares, and the Company has no intention to issue any preferred stock in the immediate future.

## 13 EARNINGS PER SHARE

*For the years ended September 30,*

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Basic Income Per Share: | | | |
| Income available to common shareholders | $ 108,925 | $ 380,527 | $ 330,221 |
| Weighted average shares outstanding | 7,960,676 | 8,067,286 | 8,081,890 |
| Basic Income Per Share | $ 0.01 | $ 0.05 | $ 0.04 |
| Diluted Income Per Share: | | | |
| Income available to common shareholders | $ 108,925 | $ 380,527 | $ 330,221 |
| Weighted average shares outstanding | 7,960,676 | 8,067,286 | 8,081,890 |
| Dilutive shares issuable in connection with stock plans | 25,772 | 87,284 | 71,056 |
| Diluted weighted average common shares outstanding | 7,986,448 | 8,154,570 | 8,152,946 |
| Diluted Income Per Share | $ 0.01 | $ 0.05 | $ 0.04 |

Options to purchase 479,850, 517,850 and 483,075 shares of common stock were outstanding at September 30, 2003, 2002 and 2001, respectively, and 314,850 , 68,100 and 70,200 of these shares were not included in the computation of diluted earnings per share in accordance with SFAS 128, as the potential shares are considered anti-dilutive.

## 14 PROVISION FOR INCOME TAXES

Provision for income taxes is as follows:

*For the years ended September 30,*

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Current: | | | |
| Federal | $ 19,075 | $ 204,500 | $ 74,100 |
| State | 12,790 | 40,200 | 17,300 |
| | 31,865 | 244,700 | 91,400 |
| Deferred: | | | |
| Federal | 18,392 | 20,703 | 93,840 |
| State | 7,696 | 9,181 | 9,713 |
| | 26,088 | 29,884 | 103,553 |
| | $ 57,953 | $ 274,584 | $ 194,953 |

The Company's effective tax rate was 34.7%, 41.9% and 37.2% for the years ended September 30, 2003, 2002 and 2001, respectively. Reconciliation of income tax at the statutory rate to the Company's effective rate is as follows:

*For the years ended September 30,*

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Computed at the expected statutory rate | 28.3% | 34.0% | 34.0% |
| State taxes net of federal tax benefit | 7.2 | 6.6 | 5.9 |
| Other | (0.8) | 1.3 | (2.7) |
| | 34.7% | 41.9% | 37.2% |

Certain items of income and expense are recognized in different years for financial reporting and income tax purposes. Deferred income taxes are provided in recognition of these temporary differences. The items that give rise to the deferred income tax assets and deferred income tax liability are as follows:

*September 30,*

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Deferred Tax Asset: | | | |
| Difference in capitalization of inventory cost | $ 50,670 | $ 56,993 | $ 54,499 |
| Difference in reporting bad debts | 761 | 19,300 | 32,067 |
| Federal and State of Pennsylvania net operating loss carryforward | – | – | 14,527 |
| Tax credits and other current assets | – | – | 3,287 |
| Total deferred tax assets | $ 51,431 | $ 76,293 | $ 104,380 |
| Deferred Tax Liability: | | | |
| Difference in reporting depreciation and amortization on long-term assets | $ 19,950 | $ 14,357 | $ 19,280 |
| Total Deferred Tax Liability | $ 19,950 | $ 14,357 | $ 19,280 |

## 15 CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of short-term cash investments and trade receivables. The Company maintains substantially all of its banking activities with one bank and cash balances throughout the year generally exceeded the federally insured limits of the FDIC and SIPC of $100,000. The Company typically invests cash balances which exceed $100,000 in money market accounts, money market mutual funds or short-term municipal securities. At September 30, 2003 and 2002, the balances the Company held in these securities was approximately $2,163,000 and $2,278,000, respectively. Management believes that its customer acceptance, billing and collection policies are adequate to minimize potential credit risk associated with trade receivables, which are principally due from one customer.

## 16 QUARTERLY RESULTS (UNAUDITED)

The following table presents selected unaudited quarterly operating results for the Company's eight quarters ended September 30, 2003 for continuing operations. The Company believes that all necessary adjustments have been made to present fairly the related quarterly results.

| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter | Total |
|---|---|---|---|---|---|
| **FISCAL 2003** | | | | | |
| Net sales | $1,019,942 | $1,289,136 | $1,081,872 | $1,083,358 | $4,474,308 |
| Gross profit | 486,355 | 665,733 | 583,749 | 473,569 | 2,209,406 |
| Operating income | 60,639 | 45,742 | 43,230 | 5,816 | 155,427 |
| Net income | 40,139 | 29,593 | 37,353 | 1,840 | 108,925 |
| Basic and diluted net income per common share | $ 0.01 | $ 0.00 | $ 0.01 | $ 0.00 | $ 0.01 |
| **FISCAL 2002** | | | | | |
| Net sales | $1,262,406 | $1,457,798 | $1,148,278 | $1,153,449 | $5,021,931 |
| Gross profit | 646,066 | 760,588 | 602,406 | 549,662 | 2,558,722 |
| Operating income | 211,776 | 199,077 | 153,378 | 67,769 | 632,000 |
| Net income | 127,473 | 117,634 | 90,669 | 44,751 | 380,527 |
| Basic and diluted net income per common share | $ 0.02 | $ 0.01 | $ 0.01 | $ 0.01 | $ 0.05 |

# INDEPENDENT AUDITOR'S REPORT

The Board of Directors and Stockholders
Valley Forge Scientific Corp. and Subsidiary
Oaks, Pennsylvania

We have audited the accompanying consolidated balance sheets of Valley Forge Scientific Corp. and Subsidiary as of September 30, 2003 and 2002 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Valley Forge Scientific Corp. and Subsidiary as of September 30, 2003 and 2002, and the results of operations and cash flows for each of the three years in the period ended September 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

Samuel Klein and Company
**SAMUEL KLEIN AND COMPANY**

Newark, New Jersey
December 5, 2003

**Directors and Executive Officers**

Jerry Malis
Chairman of the Board
CEO & President

Louis Uchitel*
Director
Private Investor

Leonard I. Malis, M.D., F.A.C.S
Director
Professor and Chairman Emeritus of Neurosurgery
Mount Sinai School of Medicine,
New York, NY

Bruce A. Murray*
Director
Change Management Group, LLC

Robert H. Dick*
Director
Principal of R.H. Dick & Company, Inc.

Marguerite Ritchie
Vice President – Director of Operations, Secretary

Michael Ritchie
Vice President – General Manager, Treasurer

* *Denotes Members of Audit and Compensation Committees*

**Counsel**
Schenkman Jennings & Howard, LLC
Princeton, NJ

**Independent Auditors**
Samuel Klein and Company
Newark, NJ

**Headquarters**
136 Green Tree Rd.
PO Box 1179
Oaks, PA 19456
Phone: 610-666-7500
Fax: 610-666-7565

**Securities Information**
Inquiries regarding the transfer requirements, lost certificates and change of address should be directed to the Transfer Agent.

**Annual Report on Form 10-K**
The Annual Report on Form 10-K of Valley Forge Scientific Corp., filed with the Securities and Exchange Commission, may be obtained upon written request without charge. Exhibits will be provided upon written request and payment of an appropriate processing fee. Requests should be directed to:

Investor Relations
Valley Forge Scientific Corp.,
PO Box 1179
Oaks, PA 19456.


CORPORATE INFORMATION

**Transfer Agent and Registrar**
American Stock Transfer and Trust Company
40 Wall Street
New York, NY 10005

**Stock Trading**
The Company's common stock is traded on the Nasdaq Small Cap Issues under the symbol VLFG, and is quoted on the Boston Stock Exchange under the symbol VLF. The following table presents the high and low sales prices of the Company's common stock for each calendar quarter of the fiscal years ended September 30, 2003 and 2002 reported on NASDAQ. Quotations represent price between dealers and do not necessarily represent actual transactions. None of the prices reflect retail mark-ups, mark-downs or commissions.

| | FY 2003 | | FY 2002 | |
|---|---|---|---|---|
| | High | Low | High | Low |
| Quarter 1 | $1.88 | $1.23 | $2.95 | $2.20 |
| Quarter 2 | $1.54 | $1.05 | $3.15 | $2.20 |
| Quarter 3 | $1.57 | $1.10 | $3.05 | $2.38 |
| Quarter 4 | $1.75 | $1.15 | $2.60 | $1.26 |


VALLEY FORGE SCIENTIFIC CORP
GREEN TREE RD
SUITE 100
BOX 1179
PA 19456
PHONE 610 666 7500
FAX
WEB